UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              Information Statement
                        Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                               Amerin Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    03070X106
                  --------------------------------------------

                                 (CUSIP Number)
























CUSIP NO. 03070X106                                     13G



1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO.

              The Morgan Stanley Leveraged Equity Fund II, L.P.
              06-6312775

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                 (a)

                                                 (b) x
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  PN





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Morgan Stanley Leveraged Equity Fund II, Inc.
                  06-1214256

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  431,149

                         7.   SOLE DISPOSITIVE POWER

                                  431,149

                         8.   SHARED DISPOSITIVE POWER

                                  431,149

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  431,149



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.8%

12.      TYPE OF REPORTING PERSON

                  CO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Morgan Stanley, Dean Witter, Discover & Co.
                  13-2838811

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)
                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  705,018

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  705,018

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  705,018



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.9%

12.      TYPE OF REPORTING PERSON

                  CO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Aetna Life Insurance Company


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)
                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Connecticut

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 1,016,938
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  1,016,938

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,016,938



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.2%

12.      TYPE OF REPORTING PERSON

                  IC, CO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  First Plaza Group Trust


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)
                                                 (b) x




3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  1,350,189

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  1,350,189

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,350,189



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%

12.      TYPE OF REPORTING PERSON

                  EP





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  General Motors Investment Management Corporation


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)
                                                 (b) x




3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  1,350,189

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  1,350,189

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,350,189



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%

12.      TYPE OF REPORTING PERSON

                  IA, CO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Long Term Investment Trust (f/k/a AT&T Master Pension
                  Trust)*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  757,132

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  757,132

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON
                  EP
--------
*Held by J.P. Morgan Investment Management Inc. (the "Manager"). The Manager holds sole dispositive, voting and proxy power with respect to 757,132 shares held on behalf of the Long Term Investment Trust (f/k/a AT&T Master Pension Trust). The Long Term Investment Trust disclaims beneficial ownership over such shares.





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  J.P. Morgan & Co. Incorporated


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  1,217,999

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  1,217,999

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,217,999



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9%

12.      TYPE OF REPORTING PERSON

                  CO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  J.P. Morgan Capital Corporation


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  996,195

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  996,195

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  996,195



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.1%

12.      TYPE OF REPORTING PERSON

                  CO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Gerald L. Friedman


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 901,492
Person With
                         6.   SHARED VOTING POWER

                                  88,250

                         7.   SOLE DISPOSITIVE POWER

                                  901,492

                         8.   SHARED DISPOSITIVE POWER

                                  88,250

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  989,742



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.0%

12.      TYPE OF REPORTING PERSON

                  IN





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  The Friedman Family Foundation


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)
                                                 (b) x




3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Connecticut

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 7,500
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  7,500

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,500



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  OO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  The Sarah Beth Friedman 1989 Trust


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x




3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Wisconsin

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 6,875
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  6,875

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,875



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  OO





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Rachael L. Friedman


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 6,875
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  6,875

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,875



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  IN





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Daniel B. Rand


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x




3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 7,000
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  7,000

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,000



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  IN





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  Stuart M. Brafman


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b)x




3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  30,000

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  30,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  30,000



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.1%

12.      TYPE OF REPORTING PERSON

                  IN





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  The Brafman Limited Partnership


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois

Numbers of Shares        5.    SOLE VOTING POWER
Beneficially Owned
by Each Reporting                  10,000
Person With
                          6.   SHARED VOTING POWER

                                   -0-

                          7.   SOLE DISPOSITIVE POWER

                                   10,000

                          8.   SHARED DISPOSITIVE POWER

                                   -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,000



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  PN





CUSIP NO. 03070X106                                     13G



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO.

                  The Stuart Brafman Charitable Remainder Annuity Trust


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                 (a)

                                                 (b) x



3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois

Number of Shares         5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                 -0-
Person With
                         6.   SHARED VOTING POWER

                                  -0-

                         7.   SOLE DISPOSITIVE POWER

                                  -0-

                         8.   SHARED DISPOSITIVE POWER

                                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON

                  OO





CUSIP NO. 03070X106                                     13G



Item 1(a).                 Name of Issuer:

                           Amerin Corporation (the "Company")

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           200 East Randolph Drive, 49th Floor
                           Chicago, Illinois  60601-7125

Item 2(a).                 Names of Persons Filing:


                           The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II")

                           Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.")

                           Morgan Stanley, Dean Witter, Discover & Co.
                           ("Morgan Stanley")

                           Aetna Life Insurance Company ("Aetna")

                           First Plaza Group Trust ("First Plaza")

                           General Motors Investment Management Corporation ("GMIMCo")

                           Long Term Investment Trust (f/k/a AT&T Master Pension Trust) ("LTIT")

                           J.P. Morgan & Co. Incorporated ("JPM&Co")

                           J.P. Morgan Capital Corporation ("JPMCC")

                           Gerald L. Friedman ("Mr. Friedman")

                           The Friedman Family Foundation (the "Foundation")

                           The Sarah Beth Friedman 1989 Trust (the "SBF
                           Trust")

                           Rachael L. Friedman ("Ms. Friedman")

                           Daniel B. Rand ("Mr. Rand")

                           Stuart M. Brafman ("Mr. Brafman")

                           The Brafman Limited Partnership (the "BLP")

                           The Stuart Brafman Charitable Remainder Annuity Trust (the "SB Trust")

                           In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement





CUSIP NO. 03070X106                                     13G



                           acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).                 Address of Principal Business Office or, if None,
                           Residence:

                           The business address of each of MSLEF II and MSLEF II, Inc. is 1221 Avenue of the Americas, New York, New York 10020.

                           The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

                           The business address of Aetna is 151 Farmington Avenue, Hartford, Connecticut 06156.

                           The business address of First Plaza is c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

                           The business address of GMIMCo is 767 Fifth Avenue, New York, New York 10153.

                           The business address of LTIT is c/o AT&T Investment Management Corporation, One Oak Way, Berkeley Heights, New Jersey 07922.

                           The business address of each of JPM&Co and JPMCC is 60 Wall Street, New York, New York 10260.

                           The address of each of Mr. Friedman, the Foundation and the SBF Trust is c/o Amerin Corporation, 200 East Randolph Drive, 49th Floor, Chicago, Illinois 60601-7125.

                           The address of Ms. Friedman is 400 West Deming Place, Apt. 5L, Chicago, Illinois 60614.

                           The address of Mr. Rand is 1514 Bellevue Ave., Apt. 711, Seattle, Washington 98122.

                           The address of each of Mr. Brafman, the BLP and the SB Trust is 161 East Chicago Ave., Unit 30B, Chicago, Illinois 60610.

Item 2(c).                 Citizenship:

                           Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of





CUSIP NO. 03070X106                                     13G


                           the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d).                 Title of Class of Securities:

                           Common Stock, par value $.01 per share

Item 2(e).                 CUSIP Number:

                           03070X106

Item 3.                    Type of Reporting Person:  N/A

Item 4.                    Ownership:

                           (a), (b) and (c)

                           MSLEF II, Aetna, First Plaza, LTIT, JPMCC, Mr. Friedman and Mr. Brafman (collectively, the "Initial Shareholders") and the Company entered into an Amended and Restated Shareholders Agreement (as amended, the "Shareholders Agreement") dated as of November 1, 1995. The Foundation, the SBF Trust, Ms. Friedman, Mr. Rand, the BLP and the SB Trust (collectively with the Initial Shareholders, the "Shareholders") subsequently agreed to be bound by the terms of the Shareholders Agreement. All of the shares of Common Stock and Nonvoting Common Stock, par value $.01 per share (the "Nonvoting Common Stock"), of the Company covered by this statement were, during its effectiveness, subject to the Shareholders Agreement, which contained provisions regarding, among other things, restrictions on transferability of the Common Stock and certain agreements as to voting and sales or other dispositions of the Common Stock. The parties to the Shareholders Agreement (other than the Company) and certain of their affiliates are filing this Schedule 13G jointly.

                           On May 16, 1997, the Shareholders agreed to release Mr. Brafman, the BLP and the SB Trust from the terms of the Shareholders Agreement. On October 22, 1997, the remaining parties to the Shareholders Agreement agreed to terminate the Shareholders Agreement. As of such date, the Shareholders Agreement is of no further force and effect.

                           The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table below. The table below indicates the beneficial ownership of Common Stock as of December 31, 1997 of the persons filing this statement:






CUSIP NO. 03070X106                                     13G



============================================================================
                           Beneficial
                          Ownership at                     % at
                          12/31/97 (1)                 12/31/97 (2)
----------------------------------------------------------------------------
MSLEF II                                  -0-                      0.0%
----------------------------------------------------------------------------
MSLEF II, Inc.                        431,149                      1.8%
----------------------------------------------------------------------------
Morgan Stanley(3)                     705,018                      2.9%
----------------------------------------------------------------------------
Aetna                               1,016,938                      4.2%
----------------------------------------------------------------------------
First Plaza (4)                     1,350,189                      5.3%
----------------------------------------------------------------------------
GMIMCo (4)                          1,350,189                      5.3%
----------------------------------------------------------------------------
LTIT (5)                              757,132                      3.1%
----------------------------------------------------------------------------
JPM&Co (6)                          1,217,999                      4.9%
----------------------------------------------------------------------------
JPMCC (7)                             996,195                      4.1%
----------------------------------------------------------------------------
Mr. Friedman (8)                      989,742                      4.0%
----------------------------------------------------------------------------
The Foundation                          7,500                      0.0%
----------------------------------------------------------------------------
The SBF Trust                           6,875                      0.0%
----------------------------------------------------------------------------
Ms. Friedman                            6,875                      0.0%
----------------------------------------------------------------------------

Mr. Rand                                7,000                      0.0%
----------------------------------------------------------------------------

Mr. Brafman (9)                        30,000                      0.1%
----------------------------------------------------------------------------

The BLP                                10,000                      0.0%
----------------------------------------------------------------------------

The SB Trust                              -0-                      0.0%
============================================================================

                  (1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

                  (2) Based on the 24,488,728 shares of Common Stock and 1,656,909 shares of Nonvoting Common Stock, par value $.01 per share (the "Nonvoting Common Stock"), outstanding as of December 31, 1997, which numbers were obtained from the Company.

                  (3) Includes the 431,149 shares held by MSLEF II, Inc., which is a wholly-owned subsidiary of Morgan Stanley. MSLEF II, Inc. and Morgan Stanley may be deemed to have shared voting and dispositive power with respect to shares held by MSLEF II, Inc. Also includes 273,869 shares held by Morgan Stanley Leveraged Equity Holdings, which is a wholly-owned subsidiary of Morgan Stanley. Morgan Stanley may be deemed to have shared voting and dispositive power with respect to shares held by MSLEF II, Inc.

                  (4) Includes 752,547 shares of Common Stock issuable upon conversion of an equal number of shares of Nonvoting Common





CUSIP NO. 03070X106                                     13G


Stock. Mellon Bank, N.A. acts as the trustee (the "Trustee") for First Plaza, a trust organized for the benefit of certain employee benefit plans of General Motors Corporation and its subsidiaries. The 1,350,189 shares of Common Stock held by the Trustee may be deemed to be beneficially owned by GMIMCo, a wholly-owned subsidiary of General Motors Corporation. GMIMCo is serving as First Plaza's investment manager with respect to the 1,350,189 shares of Common Stock held by the Trustee and in that capacity it has sole power to direct the Trustee as to voting and disposition of such shares. Because of the Trustee's limited role, beneficial ownership of the 1,350,189 shares of Common Stock by the Trustee is disclaimed. First Plaza and GMIMCo intend to file a report separately on Schedule 13G with respect to their holdings of Common Stock.

                  (5) Includes 226,042 shares of Common Stock issuable upon conversion of an equal number of shares of Nonvoting Common
Stock. Leeway & Co. is the party to the Shareholders Agreement as nominee for LTIT. All shares are held by the Manager. The Manager holds sole dispositive, voting and proxy power with respect to 757,132 shares held on behalf of LTIT. LTIT disclaims beneficial ownership over such shares.

                  (6) Includes the shares held by JPMCC. The parent corporation of JPMCC is JPM&Co. JPM&Co may be deemed to have shared voting and dispositive power with respect to shares held by JPMCC. Also includes 759,132 shares held by the Manager, including the 757,132 shares described in note (4), and 23,672 shares held by Morgan Guaranty Trust Company of New York.

                  (7) Includes 117,320 shares of Common Stock issuable upon conversion of an equal number of shares of Nonvoting Common Stock. JPMCC also holds 561,000 shares of Nonvoting Common Stock which JPMCC is not permitted to convert into Common Stock under the terms of Amerin Corporation's Certificate of Incorporation and regulatory requirements applicable to JPMCC.

                  (8) Includes an aggregate of 88,250 shares of Common Stock held by the Foundation, the SBF Trust, Ms. Friedman, Mr. Rand and two other trusts, with respect to which Mr. Friedman may be deemed to have shared voting and dispositive power. Mr. Friedman disclaims beneficial ownership of the shares held by the SBF Trust, Ms. Friedman, Mr. Rand and the two other trusts.

                  (9) Represents an aggregate of 30,000 shares of Common Stock held by the BLP and a trust not a party to the Shareholders Agreement, with respect to which Mr. Brafman may be deemed to have shared voting and dispositive power.

Item 5.           Ownership of Five Percent or Less of a Class:
                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:
                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                           N/A

Item 8.           Identification and Classification of Members of the
                  Group:
                           See Exhibit 1

Item 9.           Notice of Dissolution of Group:
                           N/A

Item 10.          Certification:
                           N/A

                           ---------------------------







CUSIP NO. 03070X106                                     13G



                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 17, 1998


                                     THE MORGAN STANLEY LEVERAGED EQUITY
                                     FUND II, L.P.

                                     By: Morgan Stanley Leveraged Equity Fund
                                         II, Inc., its general partner


                                     By: /s/ Peter Vogelsang
                                         ------------------------------------
                                         Name:  Peter Vogelsang
                                         Title: Secretary

                                     MORGAN STANLEY LEVERAGED EQUITY
                                     FUND II, INC.


                                     By: /s/ Peter Vogelsang
                                         ------------------------------------
                                         Name:  Peter Vogelsang
                                         Title: Secretary

                                     MORGAN STANLEY, DEAN WITTER,
                                     DISCOVER & CO.


                                     By: /s/ Peter Vogelsang
                                         ------------------------------------
                                         Name:  Peter Vogelsang
                                         Title: Authorized Signatory

                                     AETNA LIFE INSURANCE COMPANY


                                     By: /s/ Allan J. Vartelas
                                         ------------------------------------
                                         Name:  Allan J. Vartelas
                                         Title: Assistant Vice President

                                     FIRST PLAZA GROUP TRUST

                                     By: Mellon Bank, N.A., solely in its
                                     capacity as Trustee for FIRST PLAZA GROUP
                                     TRUST, (as directed by General Motors
                                     Investment Management Corporation), and
                                     not in its individual capacity


                                     By: /s/ Bernadette J. Rist
                                         ------------------------------------
                                         Name: Bernadette Rist
                                         Title: Authorized Signatory





CUSIP NO. 03070X106                              13G




                                     GENERAL MOTORS INVESTMENT MANAGEMENT
                                     CORPORATION


                                     By: /s/ Margaret M. Eisen
                                         ------------------------------------
                                         Name: Margaret M. Eisen
                                         Title: Managing Director

                                     LONG TERM INVESTMENT TRUST

                                     By: AT&T Investment Management
                                         Corporation as named fiduciary of Trust


                                     By: /s/ Peter Rosoff
                                         ------------------------------------
                                         Name: Peter Rosoff
                                         Title: Vice President


                                     J.P. MORGAN & CO. INCORPORATED


                                     By: /s/ J. Edmund Colloton
                                         ------------------------------------
                                         Name: J. Edmund Colloton, Esq.
                                         Title: Vice President and Assistant
                                                General Counselor






CUSIP NO. 03070X106                              13G

                                                             Page 28 of  Pages

                                     J.P. MORGAN CAPITAL CORPORATION


                                     By: /s/ J. Edmund Colloton
                                         ------------------------------------
                                         Name: J. Edmund Colloton, Esq.
                                         Title: Vice President



                                          /s/ Gerald L. Friedman
                                         ------------------------------------
                                              Gerald L. Friedman


                                     THE FRIEDMAN FAMILY FOUNDATION


                                     By: /s/ Gerald L. Friedman
                                         ------------------------------------
                                         Name: Gerald L. Friedman
                                         Title: Trustee


                                     THE SARAH BETH FRIEDMAN 1989 TRUST


                                     By: /s/ Donald S. Taitelman
                                         ------------------------------------
                                         Name: Donald S. Taitelman
                                         Title: Trustee



                                         /s/ Rachael L. Friedman
                                         ------------------------------------
                                              Rachael L. Friedman


                                         /s/ Daniel B. Rand
                                         ------------------------------------
                                              Daniel B. Rand





CUSIP NO. 03070X106                              13G







                                         /s/ Stuart M. Brafman
                                         ------------------------------------
                                              Stuart M. Brafman

                                     THE BRAFMAN LIMITED PARTNERSHIP


                                     By: /s/ Stuart M. Brafman
                                         ------------------------------------
                                         Name: Stuart M. Brafman
                                         Title: General Partner


                                     THE STUART BRAFMAN CHARITABLE REMAINDER
                                     ANNUITY TRUST

                                     By: /s/ Max Bartelstein
                                         ------------------------------------
                                         Name:  Max Bartelstein
                                         Title: Trustee









CUSIP NO. 03070X106                                     13G



                                                     Exhibit Index



       Exhibit                                                    Page

         1.             Names of Reporting Persons